1. Name and Address of Reporting Person
   Rogal, Andrew L.
   Hilb, Rogal and Hamilton Company
   4951 Lake Brook Drive, Suite 500
   Glen Allen, VA 23060
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   10/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       10/29/2002 M             10817       A      $7.8750    127712           D
Common Stock                       04/17/2002 L <F1>  V     19.32       A      $33.6800                    I           Retirement
                                                                                                                       Savings Plan
Common Stock                       07/15/2002 L <F1>        22.96       A      $43.1500   11010.39         I           Retirement
                                                                                                                       Savings Plan
Common Stock                                                                              328762           I           Custodial/UGM
                                                                                                                       A/Trustee

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $0                                                   03/01/2007 Common                      19500    D
(Right to buy)                                                                 Stock
Stock Options  $0                                                   02/12/2008 Common                      8000     D
(Right to buy)                                                                 Stock
Stock Options  $0                                                   02/11/2009 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $6.625                                               12/21/2003 Common                      20000    D
(Right to buy)                                                                 Stock
Stock Options  $7.875   10/29/2002 M <F2>          20000 02/08/1994 02/08/2003 Common  10817    $7.8750    0        D
(Right to buy)                                                                 Stock
Stock Options  $8                                                   06/19/2004 Common                      120000   D
(Right to buy)                                                                 Stock
Stock Options  $8.844                                               05/05/2005 Common                      60000    D
(Right to buy)                                                                 Stock
Stock Options  $14.219                                              03/01/2007 Common                      32000    D
(Right to buy)                                                                 Stock
Stock Options  $18.755                                              02/12/2008 Common                      32000    D
(Right to buy)                                                                 Stock
Stock Options  $37.45                                               02/11/2009 Common                      50000    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Retirement Savings Plan - shares are held in the HRH Retirement Savings Plan and can be acquired through payroll deduction, employer match, and discretionary movement of funds. Dividends are reinvested. Administrative charges in the form of shares are deducted by plan trustee.
<F2>
Stock Swap Exercise of Options - Reporting Person exercised nonqualified stock options by the deemed swap technique, whereby option price was deemed to be paid in swapped shares and taxes were paid by the deemed redemption of the newly acquired shares, resulting in the net issuance of shares shown.

SIGNATURE OF REPORTING PERSON
/s/ Andrew L. Rogal

DATE
10/30/2002